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SEC FILE NUMBER
8-28301

APR 1 9 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kensington Capital Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4910 13th Ave
(No. and Street)

Brooklyn	NY	11219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	646-226-9300	pciantro@kenscap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Ste 13	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1837
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moses Silver, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kensington Capital Corp., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Executive Officer

IHSAN N. CHAHIN
Notary Public-State of New York
No. 01CH6363955
Qualified in Kings County
My Commission Expires 09-05-2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KENSINGTON CAPITAL CORPORATION

Financial Statements and Supplemental Report of Independent Registered Public Accounting Firm
For the Year Ended

DECEMBER 31, 2023

KENSINGTON CAPITAL CORP, INC.
As of and for the year ended
December 31, 2023

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Kensington Capital Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kensington Capital Corporation as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kensington Capital Corporation as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kensington Capital Corporation's management. Our responsibility is to express an opinion on Kensington Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kensington Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Kensington Capital Corporation's auditor since 2023.

Maitland, Florida

April 12, 2024

KENSINGTON CAPITAL CORP, INC.

Statement of Financial Condition

December 31, 2023

Assets		
Cash in bank	$	246,490
Due from clearing firm		134,249
Clearing broker deposit		156,770
Securities owned, at fair value		104,568
Other assets		14,307
Total assets	$	656,385
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	64,885
Payable to broker-dealer and clearing firm		130,532
Accrued payroll		173,577
Total liabilities		368,994
Stockholders' Equity		
Common stock, no par value		
200 shares issued and outstanding		40,000
Additional paid-in-capital		251,885
Retained deficit		(4,494)
Total stockholders' equity		287,391
Total liabilities and stockholders' equity	$	656,385

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17-a-5 of the Securities and Exchange Commission

1. Business and Summary of Significant Accounting Policies

Business

Kensington Capital Corp. ("the Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of Financial Industry Regulatory Authority ("FINRA") and is registered with the National Futures Association ("NFA"). The Company introduces its customers' business on a fully disclosed basis to two clearing brokers, who clear and carry the Company's customer accounts.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash in Bank

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Receivable from Clearing Firm and Restricted Cash

The Company has an agreement with two clearing brokers to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with two clearing brokers, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is considered fully collectible and no allowance is required.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives. The estimated useful lives of furniture and equipment are from 5 to 7 years. Expenditures for maintenance and repairs are charged against operations. Additions, improvements, and expenditures that extend the life of the assets are capitalized.

The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Company did not recognize an impairment loss on its long-lived assets for the year ended December 31, 2023.

Income Taxes

The Company has elected to be taxed as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax law. Accordingly, no provisions for Federal and New York State income taxes are reflected in the accompanying statement of income. Instead, the stockholders are liable for individual income taxes on their respective share of the Company's taxable income. The Company is a taxable entity for New York City ("NYC") income taxes. The provision for New York City income taxes is reflected in the accompanying statement of operations.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.
The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at fair value based on exit price. The Company records such instruments on a trade date basis and values

them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains or losses from securities traded in the normal course of business are reflected in net depreciation in fair values of securities owned in the accompanying statement of income

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration of which the entity expects to receive for those goods or services. The guidance requires an entity to follow a five-step model to (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Securities Transactions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Mutual Fund and 12B-1 Fees

The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds, as that is when the Company deems the performance obligation has been met. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved.

Interest Income

The Company receives a monthly rebate from its clearing broker based on the monthly average balance of customers' debit balances and credit balances pursuant to the terms of the Company's clearing agreement. The Company believes that the performance obligation is met when the interest has been credited to the Company's account each month by its clearing broker.

Other Revenue

Other revenue consists of revenue items that individually are not material to the financial operating results of the Company. The majority of the revenue is comprised of rebates of fees charged by the Company's clearing firm.

3. Property and Equipment

Assets		December 31, 2023
Furniture and Fixtures	$	10,982
Computer Equipment		3,995
		14,977
Accumulated Depreciation		14,977
Net Property and Equipment	$	0

Depreciation expenses related to property and equipment was $695 in 2023.

4. Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy for fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantages market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices include included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determines based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table represents the Company's fair value hierarchy for those assets measured at fair value at December 31, 2023:

Description	Level 1	Level 2	Level 3	Total
Common Stocks	$104,568	-	-	$104,568

Certain financial instruments are carried at cost on the balance sheet at December 31 2023, which approximates fair value due to their short-term highly liquid nature. These instruments include cash, due from/to the broker-dealers and clearing organizations, accounts payable, and dividend payable. For the year ended December 31, 2023, there were

no transfers between Level 1, Level 2 and Level 3.

5. Commitments and related party transactions

The Company operates in office space under a month-to-month lease. Rent expense for the year ended December 31, 2023, was $51,900 and is included in the Occupancy line item on the Statement of Operations. Of the $51,900 paid for rent, $12,000 was paid to a related party.

6. Employee Benefit Plan

The Company has established a Defined Contribution Plan for its employees under Section 401(k) of the IRC. For the year ended December 31, 2023, the Company incurred employer contribution expenses of $18,812 and is included in the Compensation and Benefits line item on the Statement of Operations.

7. Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

8. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of Regulation 1.17 under the Commodity Futures trading Commission ("CFTC") which requires the Company to maintain a minimum net capital, as defined, in the amount of the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2023, the Company had net capital of $257,399 which was $157,399 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio percentage was 143.35%.

10. Contingencies and Concentration of Credit Risk

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits.

For the year ended December 31, 2023, the Company had no litigation or contingencies.

11. Subsequent Events

Events of the Company subsequent to December 31, 2023 have been evaluated through April 11, 2024 which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2023. No subsequent events were identified that require disclosure or were required to be recognized.